Exhibit 99.1

ORCKIT ANNOUNCES REGISTERED OFFERING OF APPROXIMATELY $10.6 MILLION IN ORDINARY SHARES AND WARRANTS

TEL AVIV, Israel, March 29, 2010 -- Orckit Communications Ltd. (NasdaqGM: ORCT) announced today that it has entered into purchase agreements with investors for the sale of 2,810,000 ordinary shares and warrants to purchase 702,500 ordinary shares, as well as contingent warrants described below. The ordinary shares, warrants and contingent warrants are being offered in units consisting of one ordinary share, 0.25 primary warrants to purchase one ordinary share at a price of $3.78 per unit, and 0.25 contingent warrants to purchase one ordinary share. The primary and contingent warrants have a term of five years and the primary warrants have an exercise price of $5.66 per share.

If the closing price of Orckit’s ordinary shares for any 20 trading day period within a 30 trading day period following the one year anniversary of the closing is equal to or greater than $11.32 per share, then Orckit may, in its sole discretion, elect to require the exercise of all of the then unexercised primary warrants, provided, however, that the Company may not require the exercise of the primary warrants in any period during which its ordinary shares are not listed for trading on the Nasdaq Global Market, the Tel Aviv Stock Exchange, or any national securities exchange.  In the event that the Company requires the exercise of the primary warrants, subject to certain conditions, the contingent warrants to purchase an equal number of ordinary shares will become exercisable at a price of $11.32 per share.

The gross proceeds of the offering are expected to be approximately $10.6 million and net proceeds, after deducting the placement agent's fee and estimated offering expenses payable by Orckit, are expected to be approximately $9.7 million. Orckit will use proceeds from the offering primarily for increased research and development activities related to a potential project in 2010 from a major customer.  Funds may also be used for working capital and other general corporate purposes.

Among the investors in the offering are Izhak Tamir and Eric Paneth, who are founders, executive officers and directors of Orckit and have agreed to purchase 100,000 and 75,000 units, respectively, subject to shareholder approval pursuant to Israeli law.  No placement agent fee is payable by Orckit in respect of the units purchased by them.

Roth Capital Partners, LLC acted as sole placement agent in this transaction.  The offering is expected to close on or about April 1, 2010, subject to the satisfaction of customary closing conditions. The closing of the investments of the non-affiliated investors is not subject to shareholder approval.

The securities described above are being offered by Orckit pursuant to a registration statement declared effective by the Securities and Exchange Commission (SEC) on March 11, 2010, as amended on March 29, 2010 by a registration statement pursuant to SEC Rule 462(b) increasing the permitted size of the offering, and a prospectus supplement related to the offering filed with the SEC on March 29, 2010. Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained at the SEC's website at www.sec.gov or from Roth Capital Partners, LLC by email to rothecm@roth.com or by mail to at 24 Corporate Plaza, Newport Beach, CA 92660. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of our securities. No offer, solicitation, or sale will be made in any jurisdiction in which such offer, solicitation, or sale is unlawful.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home. Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve a number of risks and uncertainties including, but not limited to, whether the offering will close as expected, if at all, any unanticipated costs and expenses related to the offering, the effect of current global economic conditions, the conditions of the financial markets, and other risk factors detailed in the Company's SEC filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.